

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Michael C. McMurray
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

      Re: **Owens Corning**
              Form 10-K for the Year Ended December 31, 2013
              Filed February 12, 2014
              File No. 1-33100

Dear Mr. McMurray:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Melissa N. Rocha

              Melissa N. Rocha
              Senior Assistant Chief Accountant